Exhibit 99.39

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

February 9, 2010.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through CNW Group on February 9, 2010.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1       Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2       Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

February 17, 2010.

Schedule "A"

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Loncor Resources Inc.

PRESS RELEASE

LONCOR ANNOUNCES AMENDED TERMS OF PREVIOUSLY
ANNOUNCED FINANCINGS

Toronto, Canada – February 9, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V Symbol: "LN") announces that the terms of the previously announced brokered equity financing (announced on January 11, 2010) have been amended.  Under the amended terms, GMP Securities L.P. as lead agent, together with a syndicate of agents including CI Capital Markets Inc. and Salman Partners Inc., will sell on a "best efforts" basis, by way of private placement, up to 8,640,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of up to Cdn$10,800,000 (the "Brokered Placement").  Each such unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant will be exercisable into one additional Loncor common share at a price of Cdn$1.45 for a period of 24 months from the closing of the Brokered Placement.

The Company announces further that the terms of the previously announced proposed non-brokered equity financing (announced on January 11, 2010) have also been amended.  Under the amended terms,  the Company is proposing to issue to a strategic investor by way of private placement up to 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of up to Cdn$5,000,000 (the "Non-Brokered Placement").  The units offered under the Non-Brokered Placement will have the same terms as the units offered under the Brokered Placement.

The Company intends to use the net proceeds from both the Brokered Placement and the Non-Brokered Placement for the exploration of the Company's mineral properties in the Democratic Republic of the Congo (the "DRC") and for working capital and general corporate purposes.

The Company has agreed to pay to the agents for the Brokered Placement, in aggregate, a cash fee equal to 6% of the gross proceeds of the Brokered Placement and to grant to such agents, in aggregate, that number of compensation options which is equal to 6% of the number of units sold under the Brokered Placement, with each such compensation option entitling the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 for a period of 24 months from the closing of the Brokered Placement.  The Agents' Units will have the same terms as the units offered under the Brokered Placement.

The closing of both the Brokered Placement and the Non-Brokered Placement is subject to the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Loncor is a gold and platinum exploration company which has three projects in the DRC: the North Kivu, Ngayu and Bas Congo projects.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  Statements in this press release relating to the proposed financings (including the proposed use of proceeds) are forward-looking information within the meaning of applicable Canadian securities laws.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to complete one or both of the proposed financings, the need to satisfy regulatory and legal requirements with respect to the proposed financings, risks related to the exploration stage of the Company's properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company's properties in the DRC, uncertainties about the availability of additional financing, the possibility that future exploration results will not be consistent with the Company's expectations, uncertainties related to fluctuations in commodity prices and the other risks involved in the mineral exploration business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

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